Tower Group, Inc.
                                  120 Broadway
                            New York, New York 10271





                                                   November 7, 2005


Mr. Jeffrey Riedler
Securities and Exchange Commission
Division of Corporate
Finance 100 F. Street, N.E.
Washington, D.C.  20549-0405

        Re: Tower Group, Inc.: Post-Effective Amendment to Form S-1 on Form S-3 (File No. 333-127730) (the "Registration Statement")
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Ladies and Gentlemen:

          Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), Tower Group, Inc. (the "Company") requests the acceleration of the effectiveness of the Registration Statement, so that it will become effective at 11:00 A.M., Eastern Time, on November 8, 2005 or as soon thereafter as is practicable.

          The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the "Commission") or the Staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Further, the Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the public offering of securities specified in the above-referenced Registration Statement.

                        Very truly yours,

                        Tower Group, Inc.


                        By: /s/ Steven G. Fauth
                            Steven G. Fauth
                            Senior Vice President, General Counsel and Secretary